SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)


                        Change Technology Partners, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   159111 10 3
                                 (CUSIP Number)

                               September 12, 2000
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

CUSIP NO. 159111 10 3                  13G                     Page 2 of 9 Pages


________________________________________________________________________________
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Sterling Payot Capital, LP
________________________________________________________________________________
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [__]
                                                                      (b) [__]
________________________________________________________________________________
3.         SEC USE ONLY


________________________________________________________________________________
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           a Delaware limited partnership

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,000,000(1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,000,000(1)
________________________________________________________________________________
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           4,000,000(1)
________________________________________________________________________________
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [_]

________________________________________________________________________________
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.2%
________________________________________________________________________________
12.        TYPE OF REPORTING PERSON*

           PN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

----------
(1) Represents 4,000,000 shares of Common Stock issuable upon conversion of 100,000 shares of Series B Preferred Stock.

CUSIP NO. 159111 10 3                  13G                     Page 3 of 9 Pages


________________________________________________________________________________
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Sterling Payot Management, Inc.
________________________________________________________________________________
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [__]
                                                                      (b) [__]
________________________________________________________________________________
3.         SEC USE ONLY


________________________________________________________________________________
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           a California corporation

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,000,000(1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,000,000(1)
________________________________________________________________________________
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           4,000,000(1)
________________________________________________________________________________
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                  [_]

________________________________________________________________________________
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.2%
________________________________________________________________________________
12.        TYPE OF REPORTING PERSON*

           CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

----------
(1) Represents 4,000,000 shares of Common Stock issuable upon conversion of 100,000 shares of Series B Preferred Stock.

CUSIP NO. 159111 10 3                  13G                     Page 4 of 9 Pages


Item (a).         Name of Issuer:

                  Change Technology Partners, Inc.

Item (b).         Address of Issuer's Principal Executive Offices:

                  20 Dayton Avenue
                  Greenwich, Connecticut 06830

Item 2(a).        Name of Person Filing:

                  Sterling Payot Capital, LP

                  Sterling Payot Management, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Sterling Payot Capital, LP
                  222 Sutter Street, 8th Floor
                  San Francisco, California  94108

                  Sterling Payot Management, Inc.
                  222 Sutter Street, 8th Floor
                  San Francisco, California  94108


Item 2(c).        Citizenship:

                  Sterling Payot Capital, LP is a Delaware limited partnership.

                  Sterling Payot Management, Inc. is a California corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  159111 10 3

CUSIP NO. 159111 10 3                  13G                     Page 5 of 9 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [__]      Broker or dealer registered under Section 15 of the Exchange Act.

(b) [__]      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [__]      Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

(d) [__] Investment company registered under Section 8 of the Investment Company Act.

(e) [__]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

(g) [__] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [__]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

(a) Amount beneficially owned:

     Sterling Payot Capital, LP may be deemed to beneficially own 4,000,000 shares of Common Stock of the Issuer upon conversion of 100,000 shares of Series B Preferred Stock.

     Sterling Payot Management, Inc. is the general partner of Sterling Payot Capital, LP and as such, may be deemed to own 4,000,000 shares of Common Stock of the Issuer upon conversion of 100,000 shares of Series B Preferred Stock held by Sterling Payot Capital, LP.

CUSIP NO. 159111 10 3                  13G                     Page 6 of 9 Pages


(b) Percent of Class:

     After giving effect to the conversion of the 100,000 shares of Series B Preferred Stock held by the Sterling Payot Capital, LP, and beneficially held Sterling Payot Management, Inc. by virtue of being the general partner of Sterling Payot Capital, LP, into 4,000,000 shares of Common Stock of the Issuer, Sterling Payot Capital, LP and Sterling Payot Management, Inc. shall own 8.2% of the Issuer's issued and outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

     (i) Sole power to vote to direct the vote: 0

     (ii) Shared power to vote or to direct the vote: 4,000,000

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv) Shared power to dispose or to direct the disposition of: 4,000,000

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

CUSIP NO. 159111 10 3                  13G                     Page 7 of 9 Pages


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

CUSIP NO. 159111 10 3                  13G                     Page 8 of 9 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2000

                                   Sterling Payot Capital, LP

                                   By:  /s/  Robert Smelick
                                        ----------------------------------------
                                             Name:  Robert Smelick
                                             Title: Managing Director of
                                                    Sterling Payot Management,
                                                    Inc., the General Partner of
                                                    Sterling Payot Capital, LP


                                   Sterling Payot Management, Inc.


                                   By:  /s/  Robert Smelick
                                        ----------------------------------------
                                             Name:  Robert Smelick
                                             Title: Managing Director

CUSIP NO. 159111 10 3                  13G                     Page 9 of 9 Pages


                                    Exhibit I

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Change Technology Partners, Inc.


Dated: September 22, 2000

                                   Sterling Payot Capital, LP

                                   By:  /s/  Robert Smelick
                                        ----------------------------------------
                                             Name:  Robert Smelick
                                             Title: Managing Director of
                                                    Sterling Payot Management,
                                                    Inc., the General Partner of
                                                    Sterling Payot Capital, LP


                                    Sterling Payot Management, Inc.


                                   By:  /s/  Robert Smelick
                                        ----------------------------------------
                                             Name:  Robert Smelick
                                             Title: Managing Director